hopTo Inc.

6 Loudon Road, Suite 200

Concord, NH 03301

August 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	hopTo Inc.
Registration Statement on Form S-1
Filed August 17, 2018
File No. 333-226880

Dear Sir or Madame:

In accordance with Rule 461 under the Securities Act of 1933, as amended, hopTo Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2018 be accelerated so that it will be declared effective on Friday, August 24, 2018, or as soon thereafter as is practicable.

If you need anything further, please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4252.

Sincerely,

HOPTO INC.

/s/ Jean-Louis Casabonne
By:	Jean-Louis Casabonne
Title:	Chief Financial Officer

cc:	Barbara C. Jacobs, Assistant Director, SEC
Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor, SEC
Katherine J. Blair, Manatt, Phelps & Phillips, LLP